SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France

(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): ______)

Enclosure:

A press release dated July 16, 2002 announcing the resignations and co-optation of the new Board of Directors.

BOUYGUES OFFSHORE
COMMUNIQUE DE PRESSE

Bouygues Offshore: Resignation - Co-optation of new Board of Directors.

Montigny-le-Bretonneux, France, July 16, 2002 - The Board of Directors of Bouygues Offshore (Paris: BOS.PA - NYSE: BWG) met on July 9, to discuss, among other issues, the following topics:

Resignation - Co-optation of new Directors

The Board was informed of the resignation of the following members as of July 4, 2002:

- Michel DERBESSE,
- Olivier BOUYGUES,
- Jean Pierre COMBOT,
- Olivier POUPART LAFARGE,
- James C. KEMPNER,
- William E. CRAIN.

The new Board of Directors is now composed as follows:

- Hervé LE BOUC, Chairman,
- Jacques LEOST, Chief Executive Officer,
- Hugh James O'DONNELL, SAIPEM SpA Managing Director and Chief Operating Officer,
- Giulio BOZZINI, SAIPEM SpA Strategy and External Relations Senior Vice President,
- Sergio POLITO, SAIPEM SpA General Manager Technical Services,
- Vicenzo OLIVERI,SAIPEM SpA General Manager Business Unit Offshore Constructions,
- Alessandro BERNINI,SAIPEM SpA Administration, Finance & Control Senior Vice President,
- Patrick RAMBAUD,
- Yves LESAGE.

From engineering to startup and maintenance, Bouygues Offshore offers turnkey projects in onshore and offshore oil and gas production, liquefied gas, port facilities and chemical-refining and energy.

Backed by our commitment, talented teamwork and local presence, we provide global, dependable, innovative energy solutions that translate into success for our customers and ourselves.

For additional information, visit www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial communication – Investor relations
tel: +33 (1) 30 60 79 69 - fax: +33 (1) 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press relations
tel: +33 (1) 30 60 85 21 -fax: +33 (1) 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: July 16, 2002

By: ______________________
Name: Mireille Arvier
Title: Chief Financial Officer